UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Canoo Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13803R 102

(CUSIP Number)

DD GLOBAL HOLDINGS LIMITED

P.O. BOX 31119 GRAND PAVILION

HIBISCUS WAY, 802 WEST BAY ROAD

GRAND CAYMAN, KY1-1205

CAYMAN ISLANDS

TELEPHONE: +85225281880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13803R 102	13D

1.	Name of Reporting Persons DD Global Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 62,299,069 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 62,299,069 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,299,069 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 26.4% (3)
14.	Type of Reporting Person (see instructions) CO

(1)

This Schedule 13D is filed by DD Global Holdings Limited (“DD Global”), Champ Key Limited (“Champ Key”), DE Capital Limited (“DE Capital”) and Pak Tam Li (“Mr. Li”) (DD Global, Champ Key, DE Capital and Mr. Li are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The shares are owned by DD Global. DD Global is wholly owned by Champ Key. Champ Key is wholly owned by DE Capital. DE Capital is wholly owned by Mr. Li. Mr. Li may be deemed to hold sole voting and dispositive power with respect to the shares held indirectly by Champ Key and DE Capital, and held of record by DD Global.

(3)	This percentage set forth on the cover sheets is calculated based on 235,655,503 shares of the Issuer’s Common Stock outstanding as of December 21, 2020.

2.

CUSIP No. 13803R 102	13D

1.	Name of Reporting Persons Champ Key Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 79,488,279 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 79,488,279 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,488,279 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 33.7% (3)
14.	Type of Reporting Person (see instructions) CO

(1)	This Schedule 13D is filed by the Reporting Persons.
(2)

The shares are owned by Champ Key. Champ Key is wholly owned by DE Capital. DE Capital is wholly owned by Mr. Li. Mr. Li may be deemed to hold sole voting and dispositive power with respect to the shares held indirectly by DE Capital, and held of record by Champ Key.

(3)	This percentage set forth on the cover sheets is calculated based on 235,655,503 shares of the Issuer’s Common Stock outstanding as of December 21, 2020.

3.

CUSIP No. 13803R 102	13D

1.	Name of Reporting Persons DE Capital Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 79,488,279 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 79,488,279 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,488,279 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 33.7% (3)
14.	Type of Reporting Person (see instructions) CO

(1)	This Schedule 13D is filed by the Reporting Persons.
(2)

The shares are owned as follows: (i) 62,299,069 by DD Global and (ii) 17,189,210 by Champ Key. DD Global is wholly owned by Champ Key. Champ Key is wholly owned by DE Capital. DE Capital is wholly owned by Mr. Li. Mr. Li may be deemed to hold sole voting and dispositive power with respect to the shares held indirectly by DE Capital, and held of record by DD Global and Champ Key.

(3)	This percentage set forth on the cover sheets is calculated based on 235,655,503 shares of the Issuer’s Common Stock outstanding as of December 21, 2020.

4.

CUSIP No. 13803R 102	13D

1.	Name of Reporting Persons Pak Tam Li
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 79,488,279 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 79,488,279 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,488,279 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 33.7% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons.
(2)

The shares are owned as follows: (i) 62,299,069 by DD Global and (ii) 17,189,210 by Champ Key. DD Global is wholly owned by Champ Key. Champ Key is wholly owned by DE Capital. DE Capital is wholly owned by Mr. Li. Mr. Li may be deemed to hold sole voting and dispositive power with respect to the shares held indirectly by DE Capital, and held of record by DD Global and Champ Key.

(3)	This percentage set forth on the cover sheets is calculated based on 235,655,503 shares of the Issuer’s Common Stock outstanding as of December 21, 2020.

5.

Explanatory Note

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by the Reporting Persons (as defined below) to report the acquisition of shares of Common Stock (as defined below) of the Issuer (as defined below) on December 21, 2020 as described in Item 3 below.

Item 1.	Security and Issuer

a)	This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”) of Canoo Inc., a Delaware corporation (the “Issuer”).

b)	The principal executive offices of the Issuer are located at 19951 Mariner Avenue, Torrance, CA 90503.

Item 2.	Identity and Background

a)

The persons and entities filing this statement are DD Global Holdings Limited (“DD Global”), Champ Key Limited (“Champ Key”), DE Capital Limited (“DE Capital”) and Pak Tam Li (“Mr. Li”) (collectively referred to as the “Reporting Persons”).

b)

The address of the principal place of business of DD Global is P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands. The address of the principal place of business of Champ Key and Mr. Li is c/o Vistra Corporate Services Centre, P.O. Box 957, Road Town, Tortola, VG1110, British Virgin Islands. The address of the principal place of business of DE Capital is Fourth Floor, One Capital Place, P.O. Box 847, Grand Cayman KY1-1103, Cayman Islands.

c)	The principal business of each of the Reporting Persons is the venture capital investment business.

d)	During the last five years, none of the Reporting Persons nor the Listed Person (as defined below) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e)

During the last five years, none of the Reporting Persons nor the Listed Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)

The Listed Person is a citizen of Hong Kong; DD Global is an exempted company incorporated under the laws of the Cayman Islands, Champ Key is a company incorporated under the laws of the British Virgin Islands, DE Capital is an exempted company incorporated under the laws of the Cayman Islands.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managing directors controlling DD Global, Champ Key and DE Capital (the “Listed Person”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons are deemed to beneficially own an aggregate of 79,488,279 shares of Common Stock of the Issuer as reflected in this Schedule 13D. The consideration used to acquire beneficial ownership of the shares of Common Stock of the Issuer consisted solely of securities of Canoo Holdings Ltd (“Legacy Canoo”). The Reporting Persons acquired the shares pursuant to the Merger Agreement and Plan of Reorganization, dated as of August 17, 2020, by and among Hennessy Capital Acquisition Corp. IV (“Hennessy Capital”), HCAC IV First Merger Sub, Ltd., a direct, wholly-owned subsidiary of Hennessy Capital (“First Merger Sub”), HCAC IV Second Merger Sub, LLC, a direct, wholly-owned subsidiary of Hennessy Capital (“Second Merger Sub”), and Legacy Canoo pursuant to which, through a series of mergers between Legacy Canoo, First Merger Sub, and Second Merger Sub, Legacy Canoo became a direct, wholly-owned subsidiary of Hennessy Capital, which subsequently changed its name to Canoo Inc. (the “Issuer”).

Item 4.	Purpose of Transaction

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s

6.

securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	Interest in Securities of the Issuer

(a)(b) The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
DD Global	62,299,069	0	62,299,069	0	62,299,069	62,299,069	26.4%
Champ Key	17,189,210	0	79,488,279	0	79,488,279	17,189,210	33.7%
DE Capital (2)	79,488,279	0	79,488,279	0	79,488,279	79,488,279	33.7%
Mr. Li (2)	79,488,279	0	79,488,279	0	79,488,279	79,488,279	33.7%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.
(2)

The shares are owned as follows: (i) 62,299,069 by DD Global and (ii) 17,189,210 by Champ Key. DD Global is wholly owned by Champ Key. Champ Key is wholly owned by DE Capital. DE Capital is wholly owned by Mr. Li. Mr. Li may be deemed to hold sole voting and dispositive power with respect to the shares held indirectly by DE Capital, and held of record by DD Global and Champ Key.

(3)	This percentage set forth on the cover sheets is calculated based on 235,655,503 shares of the Issuer’s Common Stock outstanding as of December 21, 2020.

(c) Except as set forth in Item 4 hereof, the Reporting Persons have not effected any transactions in the Common Stock in the sixty (60) days preceding the date of this Schedule 13D.

(d) Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information furnished in Item 3 is incorporated into this Item 6 by reference.

7.

Item 7.	Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D

B.	Power of Attorney

8.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2020

DD Global Holdings Limited

By:	Pak Tam Li, by /s/ Ron A. Metzger, Attorney-in-Fact
Pak Tam Li, Director

Champ Key Limited

By:	Pak Tam Li, by /s/ Ron A. Metzger, Attorney-in-Fact
Pak Tam Li, Director

DE Capital Limited

By:	Pak Tam Li, by /s/ Ron A. Metzger, Attorney-in-Fact
Pak Tam Li, Director

By:	Pak Tam Li, by /s/ Ron A. Metzger, Attorney-in-Fact
Pak Tam Li

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

9.

SCHEDULE I

Director:

Pak Tam Li

c/o DE Capital Limited

Vistra (Cayman) Ltd.

P.O. Box 31119 Grand Pavilion

Hibiscus Way, 802 West Bay Road

Grand Cayman, KY1-1205

Cayman Islands

Principal Occupation: Director of DD Global, Champ Key and DE Capital

Citizenship: Hong Kong

10.

EXHIBIT INDEX

A.	Agreement regarding filing of joint Schedule 13D

B.	Power of Attorney

11.